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                                                                  EXHIBIT (a)(9)


CONTACT:  Michael Sullivan
          Intel Press Relations
          (408) 765-1310
          michael.sullivan@intel.com

          Lisa Ansilio
          Intel Investor Relations
          (408) 765-1910
          lisa.ansilio@intel.com

          Tom Amato
          Dialogic Investor Relations
          (973) 993-3000 ext. 6813
          T.Amato@dialogic.com



                            INTEL AND DIALOGIC MERGER
                          RECEIVES REGULATORY CLEARANCE

SANTA CLARA, Calf., and PARSIPPANY, N.J., July 2, 1999 -- Dialogic Corporation (NASDAQ: DLGC) and Intel Corporation today announced that the waiting period for federal antitrust review of Intel's proposed acquisition of Dialogic expired at 11:59 p.m. on Thursday, July 1,1999. As a result of the expiration, the parties have clearance from federal antitrust agencies to complete the acquisition. No additional regulatory clearances are needed.

As previously announced, Intel on June 7 commenced a tender offer for the purchase of all the outstanding shares of common stock of Dialogic Corporation at a price of $44.00 net per share in cash. The offer and withdrawal rights will expire at midnight, New York City time on Friday, July 2, 1999, unless Intel Corporation elects to extend the offer subject to the terms of its agreement with Dialogic. D.F. King & Co. is acting as information agent for the offer and may be contacted toll free at (800) 758-5378 or collect at (212) 425-1685.

Dialogic Corporation (OTC:DLGC) was founded in 1983 and has 1,200 employees worldwide. The company is the leading supplier of a variety of award winning computer telephony products used by OEMs, application developers and communication service providers. The company had 1998 revenues of $294 million and has grown at an average compound annual growth rate of 25 percent in the past five years. Headquartered in Parsippany, New Jersey, Dialogic also has design teams in New Zealand, Israel, Boston, and Santa Clara, along with sales offices in 13 countries worldwide. For information on the company and its products, visit its site on the World Wide Web at http://www.dialogic com.